Exhibit 99.2

Magna International

Q4 & FY 2025 and 2026 OUTLOOK RESULTS WEBCAST TRANSCRIPT

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International; Vice President of Investor Relations

Seetarama Kotagiri

Magna International; Chief Executive Officer

Philip Fracassa

Magna International; Chief Financial Officer

PARTICIPANTS:

Dan Levy

Barclays; Analyst

Joseph Spak

UBS; Analyst

James Picariello

BNP Pariba; Analyst

Emmanuel Rosner

Wolfe Research; Analyst

Colin Langan

Wells Fargo; Analyst

Brian Morrison

TD Cowen; Analyst

Mark Delaney

Goldman Sachs; Analyst

Ty Collin

CIBC; Analyst

Jonathan Goldman

Scotiabank; Analyst

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Magna International

Q4 & FY 2025 and 2026 OUTLOOK RESULTS WEBCAST TRANSCRIPT

PRESENTATION:

Operator^ Good morning and thank you for standing by. (Operator Instructions) At this time, I would like to welcome everyone to the Magna International Fourth Quarter and Full Year 2025 Results and 2026 Outlook. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to turn the call over to Louis Tonelli, Vice President of Investor Relations. Please go ahead.

Louis Tonelli^ Thanks, Operator. Hello everyone. Welcome to our conference call covering our fourth quarter and full year 2025 results and our 2026 outlook. Joining me today are Swamy Kotagiri and Philip Fracassa.

Yesterday our Board of Directors met and approved our financial results for the fourth quarter of '25 as well as our 2026 financial outlook. We issued a press release this morning outlining both of these. You'll find today's press release, conference call webcast, the slide presentation to go along with the call, and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer. Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I'll pass it over to Swamy.

Seetarama Kotagiri^ Thank you, Louis. Good morning, everyone. I appreciate you joining our call today. Let's get started.

Overall, I was very pleased with our strong fourth quarter and full year 2025 operating performance. These results reflect the resilience of our business model and the continued traction of our operational excellence initiatives. Throughout 2025, we delivered meaningful margin benefits from operational excellence, we secured important commercial recoveries, and across Magna we executed our tariff mitigation plans, offsetting the vast majority of direct impacts. Together, these efforts contributed to our third consecutive year of adjusted EBIT margin expansion.

Our relentless focus on cash generation delivered strong results. We generated $3.6 billion in operating cash flow and $1.9 billion in free cash flow for the full year. This reflects a disciplined approach to capital spending, improving to 3.1% of sales last year and continued improvements in our fixed cost structure and engineering optimization. As a result, we ended the year with 1.58x leverage ratio ahead of our expectations and $1.6 billion cash on hand.

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Now looking ahead to 2026. Our outlook reflects continued improvements in our operating performance. We expect weighted sales growth over market of 1.5% at the midpoint, adjusted EBIT margin expansion of 40 to 100 basis points and free cash flow of $1.6 billion to $1.8 billion. We remain confident in executing our deliberate and proven capital allocation strategy and driving EPS growth together with strong free cash flow. As of today, we have approximately 22 million shares available for repurchase under our NCIB, and we plan to repurchase all remaining shares during 2026. All while maintaining our strong balance sheet and financial flexibility.

Now turning to our financial highlights. As you can see from the slide, we delivered solid performance in both the fourth quarter and the full year. In Q4, sales increased 2% to $10.8 billion, despite a 1% decline in global production. Adjusted EBIT margin expanded 100 basis points to 7.5%. Adjusted EBIT increased 18%. Adjusted EPS rose 29% coming in at $2.18, and we generated more than $1.3 billion in free cash flow well ahead of the strong 2024.

For the full year, sales were $42 billion, down slightly due to softer volumes in North America and Europe. Adjusted EBIT margin rose 20 basis points to 5.6%. Adjusted EBIT grew 2% reaching $2.4 billion despite lower sales and tariff headwinds. Adjusted EPS rose 6% to $5.73. Free cash flow increased $849 million, reaching $1.9 billion. Phil will take you through the quarterly details shortly.

Our 2025 results were strong relative to both our initial and most recent outlooks. Sales, Adjusted EBIT margin, Adjusted net income, free cash flow, and capital spending, all landed within or better than our stated ranges.

Our teams also achieved several important milestones in 2025. We hit our annual bookings target across multiple product areas. Our 2028 business is already about 90% booked. We strengthened our collaboration with NVIDIA, advancing AI-powered active safety solutions, and we were recognized with an automotive news PACEpilot award for our thermal sensing technology.

Let me take a moment to expand on the operational excellence work underway across the company. This contributed meaningfully into margin expansion in 2025 and is expected to add an additional 35 to 40 basis points of margin benefit in 2026, bringing our cumulative contribution to almost 200 basis points over the '23 to '26 period.

We have built a unified digital architecture that now covers about 80% of our divisions, giving us clean, consistent data and real-time visibility into performance. Our material flow optimization program continues to expand, supported by our internal fleet management platform, and is delivering safer more reliable material flow while reducing operating costs. We continue to launch and scale AI solutions to provide valuable insights into scheduling, process quality control, and condition-based monitoring.

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The common thread across all these initiatives is standardization, scalability and measurable outcomes. We expect them to support durable margin expansion going forward. We received an all-time record, 151 customer awards, for quality and operating performance, another clear sign of our execution.

Our performance is driven by our people. Our operational management accelerator program earned a best manager development award in just its second year. And Magna was recognized again as one of the World's Most Ethical Companies and one of the World's Most Admired Companies. Our team has a lot to be proud of.

With that, I'll turn the call over to Phil.

Philip Fracassa^ Thank you, Swamy. And good morning, everyone. Let me start on Slide 19 with a detailed review of our strong fourth quarter results. Sales were $10.8 billion in the fourth quarter, up 2% from last year. Adjusted EBIT margin improved 100 basis points to 7.5%. And Adjusted EPS came in at $2.18 per share, up 29% from a year ago. Each of these metrics came in ahead of our expectations for the quarter.

Now I'll take you through some of the details. Let me start with sales on Slide 20. Fourth quarter sales were up 2% overall compared to last year. We benefited from foreign currency translation, the launch of new programs, including the Ford Expedition/Navigator and Xiaomi YU7, net higher sales from other ongoing programs and customer recoveries for tariffs.

These benefits were offset partially by lower engineering revenue in complete vehicles, the end of production of certain programs, including Jaguar E- and I-PACE assembly and Graz that ceased at the end of 2024, less favorable commercial items compared to last year and normal course customer price concession.

Global light vehicle production was down 1% overall in the quarter, with North America and China down, but Europe up. On a Magna-weighted basis, light vehicle production was also down about 1%. Our fourth quarter sales were up 2%, as I covered earlier. Excluding currency, our sales declined 1%, roughly in line with the market. And if you take out Complete Vehicles, our sales outgrew the market by 2%.

Now let's move to EBIT on Slide 21. Fourth quarter Adjusted EBIT was $814 million, an increase of $125 million or 18% from last year. Adjusted EBIT margin was 7.5%, up 100 basis points. Looking at the pluses and minuses, we benefited significantly from operational performance improvements, about 130 basis points. This includes continued progress on operational excellence and other cost savings initiatives. Our ongoing efforts to optimize engineering spend and the benefits of prior restructuring actions, which more than offset the impact of higher labor and other input costs.

We also saw a benefit of around 50 basis points from tariffs in the quarter. This reflects recoveries from customers for costs we incurred earlier in the year. With customer recoveries and other mitigation, our net costs related to tariffs were less than a 10-basis point margin headwind for the full year, right in line with what we expected. Discrete items in the quarter reduced margins by around 50 basis points. This is comprised mainly of the unfavorable year-over-year impact of commercial items in the quarter, offset partially by the nonrecurrence of expense incurred last year related to two Chinese OEM insolvencies.

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And finally, volume and other items reduced margins by about 30 basis. This includes higher profit sharing and incentive compensation expense, lower engineering income on a tough comp last year and unfavorable mix which was offset partially by earnings on higher production sales in the quarter.

Next, let's take a brief look at our business segment performance, which is summarized on Slide 22. Here, you can see that three of our four segments posted higher sales year-over-year with a notable 8% increase in Seating. The exception on the sales line was complete vehicles, which was down 10%. This was largely expected and reflects lower engineering revenue and the end of production of the Jaguar E- and I-PACE at the end of 2024. However, we did benefit from recent new launches with Chinese OEMs, namely Xiao-Peng and GAC. Looking ahead, this should continue to represent a growth opportunity for our Complete Vehicles business.

Moving to EBIT. Both Body Exteriors & Structures and Seating posted strong increases in adjusted EBIT margin year-over-year. Note that Seating margins benefited from the reversal of a warranty accrual in the current period. But margins would still have been up more than 200 basis points without this reversal. Complete Vehicles’ margin was in line with last year's solid fourth quarter despite lower sales. And in Power & Vision, margins were negatively impacted by a few discrete items in the quarter, the largest of which was a customer settlement for a product-related matter. Mix was also unfavorable in the period.

These headwinds were partially offset by continued productivity and efficiency improvements and net tariff recoveries from customers. Excluding the discrete items, Power & Vision margins would have been up year-on-year and in line with our expectations. And as you will see in our Outlook, we are expecting considerable margin expansion in this segment in 2026.

Now let's look at the cash flow on Slide 23. In the fourth quarter, we generated $2 billion in cash from operations, an increase of almost $100 million from last year. Operating cash flow in the current period includes over $400 million in customer recoveries related to investments for certain EV programs that have been canceled or pushed out. Investment activities in the quarter included $532 million in CapEx, plus $157 million for investments, other assets and intangibles. When you net everything out, we generated free cash flow of $1.3 billion in the quarter, well above our expectations and $316 million higher than last year.

The increase reflects the customer recoveries I highlighted earlier, as well as lower CapEx, offset partially by a smaller seasonal working capital reduction than we saw last year. And for the full year, free cash flow rose $849 million to $1.9 billion or almost 120% of adjusted net income.

We continue to return capital to shareholders, paying $135 million in dividends, along with $86 million in share buybacks in the fourth quarter. And just yesterday our Board approved a $0.01 increase in Magna's quarterly dividend which marks the 16th straight year of dividend increases. For the full year, we returned close to $700 million of cash to shareholders through dividends and share repurchase.

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Turning to Slide 24. Our balance sheet and capital structure remain strong. At the end of December, we had $5.1 billion in total liquidity including $1.6 billion of cash on hand. We reduced leverage throughout 2025 including the repayment of a $300 million term loan in the fourth quarter. Our “rating agency” adjusted debt-to-EBITDA ratio was just under 1.6x at year-end better than we anticipated three months ago and we expect to be below 1.5x in 2026. This puts Magna in a great position to increase share repurchases significantly in the current year.

Let me now turn to our Outlook for 2026, starting on Slide 26. In terms of key macro assumptions, our Outlook assumes a relatively flattish light vehicle production environment overall with slightly lower output in North America and China, offset by a slight increase in Europe.

On a Magna-weighted basis, this would imply about a 1% decline in vehicle production. With respect to foreign currency, you can see that we're planning for a weaker U.S. dollar against key currencies like the Euro, Canadian dollar, and Chinese yuan.

Turning to Slide 27. Our Outlook range for sales in 2026 implies that sales will be near flat to up 3.5% versus last year. Our sales should benefit from the launch of several new and replacement programs including new assembly business for Xiao-Peng and GAC and Graz, higher light vehicle production in Europe and foreign currency translation from a weaker U.S. dollar.

This should be offset partially by expected lower light vehicle production in North America and China, and the end of production of certain programs including the BMW Z4 and Toyota Supra that we assemble in Graz and the Ford Escape in Louisville, as Ford is changing over that plan for new programs to launch in 2027. If you remove currency translation and take out complete vehicles, that would imply growth over market for Magna in the range of positive 1% to 4%, a nice step-up in 2025.

Let's move to EBIT margin on Slide 28. Our Outlook is for Adjusted EBIT margins to be in the range of 6.0% to 6.6% which implies margin expansion of between 40 and 100 basis points from 2025. We anticipate positive contributions from operational excellence initiatives, earnings on higher sales, lower costs in areas like warranty and new facilities and higher equity income which should more than offset the unfavorable impact of normal price concessions, higher launch costs, and less contribution from tooling. And while we don't provide a quarterly outlook, I do want to provide a framework for how to think about first quarter margins.

Similar to last year, we expect 2026 adjusted EBIT to be more back-half weighted with first half EBIT just over 40% of full year EBIT. We also expect the first quarter EBIT to be lower than the second. And looking at margins. Our full year outlook implies that adjusted EBIT margins will be up 70 basis points at the midpoint. In the first quarter, we expect margins to be up year-over-year but not as much as the full year guidance would imply.

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Slide 29 shows a summary of our full year 2026 Outlook. I covered sales and EBIT already, so I'll focus on some of the other items. Most notably, we are now providing an outlook for Adjusted earnings per share. For 2026, we're planning for Adjusted EPS in the range of $6.25 to $7.25 per share. Below the EBIT line, EPS reflects approximately $180 million of interest expense and a 23% adjusted tax rate.

With CapEx below 4% of sales, we expect 2026 to be another year of strong free cash flow in the range of $1.6 billion to $1.8 billion or over 90% of adjusted net income. After dividends, we expect to have significant cash available to repurchase shares while still reducing leverage and maintaining financial flexibility to support the business. Last November, we renewed our normal course issuer bid or NCIB share buyback authorization. This permits Magna to repurchase up to 10% of its public float over a 12-month period.

There were about 24 million shares authorized for repurchase under the NCIB at the end of 2025. We've been in the market since the start of the year, and our outlook assumes we will complete the NCIB and repurchased the remaining available shares, about 22 million shares as of today. For purposes of the EPS outlook, we have assumed about 270 million shares as our full year average diluted share count which reflects our planned share repurchases.

Slide 30 gives you a review of 2026 sales and adjusted EBIT margins for our business segments. Let me point out just a few things. First, you can see the expected positive sales growth and meaningful margin expansion in our two largest segments Body Exteriors & Structures and Power & Vision which together represent roughly 3/4 of our sales. In Seating, we're planning for strong margin resilience despite lower expected sales. In Complete Vehicles, we expect lower margins on lower anticipated sales. That's it for the financial review.

Now I'll turn it back to Swamy to wrap things up. Swamy?

Seetarama Kotagiri^ Thank you, Phil, for walking through the details. Before we take questions, let me recap some of the key points. We ended 2025 with a very strong fourth quarter and full year results including adjusted EBIT margin expansion, adjusted EPS growth and strong free cash flow despite incremental tariff costs.

Operational excellence remained a key driver of margin performance in 2025 and is expected to continue delivering benefits in 2026 and beyond. We have a solid outlook for 2026 with the fourth consecutive year of expected margin expansion, further Adjusted EPS growth and strong free cash flow.

We remain highly focused on shareholder value creation. We increased our dividend for the 16th consecutive year and we expect to repurchase all of the approximately 22 million shares available under our current buyback authorization. We remain confident in executing our proven strategy and in continuing to drive EPS growth and strong free cash flow. Thank you for your attention.

Now operator, let's open it up for questions.

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QUESTIONS:

Operator^ (Operator Instructions) Our first question comes from the line of Dan Levy with Barclays.

Dan Levy^ I wanted to start first with a question on your guidance for outgrowth ex Complete Vehicles of 1% to 4%. This is better than what you've done in the last three years now. This is, I think, a bit of a positive surprise in light of, I would say your key customer is generally being down if we look at D3, D3 or with the exception of GM being down year-over-year. So maybe you could just talk about the underlying assumptions for the outgrowth of 1% to 4%.

Seetarama Kotagiri^ Dan. I think as I said in my prepared comments, the most important thing was the operational excellence activities that we have been working through over the last 3 years. As I said, I would say still, we are in the early innings. We continue to get traction. We have been working at the cost structure -- the fixed cost structure – again over years, and we are starting to see benefits in the statements now. We also talked about the new programs rolling in with new economic terms that we also talked about which is, in some cases, labor being reset at the start of production. We are talking about capital in play in some cases, and underlining that is our continued operational excellence activity. So that is the real reason for the margin improvements.

I would still say if you look at some of the activities that I mentioned in our self-help again we will continue to see that this is just the beginning. I would say still in the early innings. And as we proliferate these activities even further, we will see more benefits going forward.

Philip Fracassa^ Yes. Maybe, Dan, I would just add one point relative to the 1% to 4% growth over market, excluding Complete Vehicles. So our organic guide was for roughly minus 1% to plus 2% at the midpoint. So you take Complete Vehicles out, you get to plus 1% to plus 4%. That's really driven, as you look at the segments, expected good growth in Body Exterior & Structures, Power and Vision, we do expect revenue declines in Complete Vehicles which we excluded in that plus 1% to plus 4% and also expected some declines in Seating just given model changeovers and end of production. But with good growth coming from BES and P&V and with launches and in the mix that we have, we feel really good about the ability to outgrow the market in 2026.

Dan Levy^ Okay. Great. The second point is to go back to the comments on the operational excellence, maybe you could just give us a sense of the 40 or so basis points you're going to do this year was on top of another 30 or 40 basis points last year. How much more runway is there? And maybe you could just talk about also the extent to which commercial recoveries are being factored in here. We know that they seem to help you out in '25. What's the assumption on commercial recoveries and '26 or programs where the volumes maybe didn't materialize as planned.

Seetarama Kotagiri^ Yes, as I said, Dan, I think the operational excellence is a continuing journey. For sure, we see this continuing going forward. We have very clear visibility of the 35 to 40 basis points this year. But as I said, this is still an early play -- this is based on some of the facts that I talked about, like 80% of our divisions now are kind of on a unified architecture which gives us better visibility about 140 divisions have real-time dashboards showing uptime quality and throughput.

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We are looking a lot in terms of material optimization which are showing operating cost benefits -- we are looking at about 120 divisions that are using vision-enabled robotics, their applications of cobots which are helping boost repeatability and to reduce some economic strain. We are having some automated work construction pilots that are helping cycle times. So all in all, I will say the standardized playbooks make these improvements repeatable across the footprint, and we can scale. So I would say this is a multiyear margin tailwind.

Philip Fracassa^ Yes. And relative to commercial recoveries the second part of your question, Dan, '25 versus '26, we're sort of expecting relatively neutral year-over-year. You are correct. We did see a net benefit for the full year, it was slightly negative year-over-year in the fourth quarter, but a net benefit for the full year in 2025, and we would expect relatively neutral '25 to '26 and that's what's embedded in the guidance.

Seetarama Kotagiri^ There is some plus and minuses by segment, but still broadly neutral.

Operator^ Your next question comes from the line of Joe Spak with UBS.

Joseph Spak^ Maybe just to sort of quickly follow up on that last point. But when you're saying commercial benefits neutral year-over-year. So if we relate that back to the organic growth, that is really program win and content win driven, there's no sort of pricing benefit baked into that organic growth assumption.

Philip Fracassa^ I think that's right, Joe. It would be primarily program launches.

Seetarama Kotagiri^ Launching new programs and higher content. Yes.

Joseph Spak^ Okay. I guess I just wanted to focus on in Seating here for a second, any outlook. It seems like you're able to manage the margins decently here with a 6% decline. I know you mentioned some program roll-offs. Maybe you could talk about some of the cost actions taken to sort of help manage that margin. Then just bigger picture and longer term, there have been some reports of there being business conquested away from I think facilities that you've historically supported. So in those cases, what do you do with those facilities? Do you start selling assets? And just how you're sort of thinking about Seating to the Magna business case going forward.

Seetarama Kotagiri^ Joe. Maybe I'll answer a few questions at one at the time to clarify Magna has not lost any incumbent Seating programs to competitors, right? Our customer relationships remain strong. Our launches are on track and the Seating pipeline continues to perform the way we expected. Maybe a little bit of clarity on OEM which has been talked about in public GM pivoted from all be trucks and SUVs to all ICE due to market dynamics.

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And most of the ICE vehicle production moving from Canada and Mexico and some SUV from Arlington, Texas. These were all competitor incumbent seats Magna still remains incumbent for BEV seats, right? So Magna did not lose the BEV business, this was kind of a customer change in direction. I would say Magna Seating has been core and continues to remain a core and a really good returns business for us and profitable.

I have to give kudos to the Seating team for working through all the dynamics that have been happening. And I think you also mentioned, right, the reason why we see a little bit of dip now is due to program-specific end of production for Edge cancellation of EV Explorer and Chevy Equinox moved from Ontario, as I mentioned.

In the past, I also talked a little bit about high-volume North American program with a European-based OEM that is rolling off or starting to roll off end of this year and the next-generation launches fast launching end of this year finishes into next year. So that drag we had on that program gets back to, I would say the normal metrics for this segment. So that should be accretive.

So all in all, I can reinforce -- you would have seen the fourth quarter performance going up really good kudos to the team '26 looks good. If you look at the revenue and the corresponding continuing traction in profitability. So all in all, I would say no, we have not lost any incumbent programs. Yes, Seating is the core and yes, we remain focused on executing winning and delivering product for our customers.

Philip Fracassa^ Yes, one thing I'll add in 2026 Seating continues to launch new programs. But the Ford Escape is a program that we have set on the high-volume program. As you probably know Ford has taken that down to retool for another program that starts in '27. So that's what's impacting the '26 number pretty significantly given the size.

Joseph Spak^ Okay. One, maybe just one quick one. I know you're sort of not giving the year forward outlook anymore. But just -- in terms of free cash flow, right which has guided pretty strong this year, is that sort of high $1 billion approaching sort of $2 billion? Do you think that's fairly sustainable? Or does CapEx need to sort of tick back up to support some of the wins that you've been able to the book.

Seetarama Kotagiri^ Yes. Thanks for the question. So yes, on free cash flow, obviously a very strong performance in 2025. I did mention the fourth quarter did benefit from some customer recoveries for past EV investments. But when you look at the 2026 guidance of $1.6 billion to $1.8 billion. CapEx last year was around 3.1% of sales. We're guiding to sort of the mid-3s, so stepping up a little bit, but still below we believe that level of free cash flow is sustainable, and we're targeting a conversion of 100% on net income. So we do expect that level to be sustainable and should support a capital allocation strategy for us, not just in 2026, but moving ahead as well.

Operator^ Our next question comes from the line of James Picariello with BNP Paribas.

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James Picariello^ I just wanted to first ask about the forward recall that Magna called out as of last quarter, covering the 3.6 million vehicles tied to your -- the companies for your camera. Is that now behind Magna? Because, I mean in the fourth quarter, there was a warranty hit. Just curious what's the latest update on that?

Philip Fracassa^ Yes. Thanks for the question, James. I mean the way we would break it down into really two separate matters. There was one matter that relates to a recall that was initiated in 2023 that we've been in discussions with the customer for a while on. We actually resolved that matter in the fourth quarter, made a payment to the customer, that matters completely behind us. We did take expense in P&V in the quarter for that settlement that was settled as a commercial resolution, if you will.

Then we also had the recalls that were announced in the third quarter, and that is an ongoing sort of process with the customer. We're working collaboratively with them. kind of developing the facts, getting to the root cause analysis. And that will continue into 2026, if you will. Whether that could be more or less what we've estimated, but -- but we feel like we're pretty well covered.

Seetarama Kotagiri^ Yes, because I imagine with that OEM customer, Magna also has some commercial settlements or commercial recoveries tied to EV program cancellations as well aesthetically. Right.

Philip Fracassa^ Then circling back on P&V, that was the main driver of the margin decline in P&V in the quarter, if you take -- we had warranty charges even outside of the camera, but the camera settlements and accruals that we booked really more than explained the decline in margins and if you take those discrete items out, if you will, margins have actually been up year-over-year in P&V in the fourth quarter and would have been well in line with our expectations and as we talked about, we do expect when this matter is behind us a real nice step-up in margins in 2026.

James Picariello^ Then just on the Power & Vision segment, specifically within this guidance, it looks like you're pointing to up 5% to 7%. Can you just provide some color as to what's driving that strong growth?

Seetarama Kotagiri^ Yes. I think Phil mentioned some of the things, right? We -- if you take away the discrete items that we had in the Q4, it performed the way we expected in 2025. And -- excluding this, the premium margins, the P&V margins were good. All the structural improvements and the cost reduction support that we have talked about continue to add to the margin expansion in 2025, we had some highlights that we are mentioning -- have been mentioning over different calls. We have some significant wins award of eDrive programs on China-based OEMs. Some of the programs we are launching that we had won in the past. So all in all, if you put these things together including the operational excellence activities, that's what's driving the margin in P&V.

Philip Fracassa^ Yes. And really, the growth being driven a lot by those new launches, James, that are coming out of next year -- coming on this year.

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Operator^ Your next question comes from the line of Emmanuel Rosner with Wolfe Research.

Emmanuel Rosner^ Just two quick follow-ups on the earlier questions. The first one is on the commercial recoveries and items, I think you said that the EBIT line, it's about neutral on a year-over-year basis. Just curious from a timing of impact to free cash flow, it seems like some of these big, big EV-related payments that the three are making, they are more like 2026 weighted rather than '25. So is the free cash flow benefiting from on a year-over-year basis of favorable timing of some of these recoveries this year?

Philip Fracassa^ Yes. I think it's a great question. I think if you take a step back, so we did see in the fourth quarter on the free cash flow line, significant recoveries. I said, over $400 million in my remarks. Now most of that was balance sheet recovery, if you will, did not affect EBIT. There was a small amount that affected EBIT. But actually, in the quarter, commercial settlements or commercial recovers year-over-year was actually a slight unfavorable on the EBIT line, but positive to free cash flow in 2025.

We do expect some additional in 2026. When I talked about neutral, I was really speaking more on the on the EBIT line. Oftentimes, the recoveries can be -- now they can be a lump sum in the period like we saw in the fourth quarter. They can be spread out over the remaining life of the program through piece price adjustments or other things, but we do expect an incremental benefit in 2026 on the cash line but not to the same level of what we saw in 2025.

Seetarama Kotagiri^ Yes. I would say Phil, the strong operating performance, the disciplined CapEx and our continued effort on engineering optimization and efficiency really the structural part is driving the cash flow.

Operator^ Your next question comes from the line of Colin Langan with Wells Fargo.

Colin Langan^ Just kind of a follow-up on the walk sales and margin. You're talking about $700 million in sales increase. You have -- it sounds like $500 million is FX based on your organic growth comments of 200 organic growth $330 million at the midpoint of adjusted EBITDA improvement. You've highlighted the $35 million to $40 million of help from cost. But if I just out for FX, I'm still getting like a 70% conversion on higher sales on organic sales.

I sort of convert the FX at average margins. So what is driving that extremely high conversion that I'm missing? Is there additional restructuring actions from there? I mean, I assume there's a little bit of positive mix.

Philip Fracassa ^ No. I think you've got -- Colin, I think you've got the FX piece about right. I mean it would be in the order of, call it, one somewhere in that range. So the net organic kind of embedded in the guide would be that minus 1% to plus 2% operational excellence is going to play a significant role in the margin expansion. So we've talked about 35 to 40 bps in a neutral environment. I think as we're looking at 2026, likely doing a little bit better than that.

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Then I would say yes, getting a pretty good pull-through not to the level you've talked about, but pretty good pull-through by historic standards for Magna on the incremental volume. And really, the range around the margin would be at the low end of the range, that 40 bps of expansion would be sort of at the low end with the operational excellence. Then as if we get some help to the top end of the range on the sales, if you will, getting good pull-through on that volume to take to the high end of the margin range.

Seetarama Kotagiri^ And keep in mind the decrementals on the complete vehicles decline is not as (inaudible)

Philip Fracassa^ And the other point too is on the FX also keep in mind. So with FX is helping us to the tune of, call it, 1% to 1.5%, the pull-through on the FX tends to be pretty low, just a lot of times that's coming out of Europe, where we run a little lower than the fleet average. So the -- if FX is positive, that can tend to -- to mix you down just slightly as well.

Seetarama Kotagiri^ But just overall, I would still say over the last few years, we've been talking about restructuring plant closures and efficiency efforts -- so we talked about 40-plus divisions that we have focused on restructuring and so on. The net benefit of this cost is starting to flow through and will flow through, right? And we continue to look at more of these activities even this year going forward. So I think it's some of this that helps improve our incrementals as the volume stay steady or even increase, that would be a tailwind.

Colin Langan^ Got it. Okay. And any color on what you're assuming for DRAM and raw material costs. I think your ADAS business is around $3 billion. That's probably one of the most impacted by the Trent DRAM issue and aluminum is up a lot. Is that -- how much should we think about that in terms of sales dilution and then potential cost headwinds if you don't get all that recover?

Seetarama Kotagiri^ Yes. I think good question, Colin. I think there's a little bit of wait and watch to on the DRAM topic, but we are coordinating with our customers on this issue. We have not seen any disruption yet. We do see the potential for higher costs to the extent we know we have included a modest amount of unrecovered cost headwinds in our guide. But obviously this is something that we have to work with our customers, and we are working with them.

So it's going to be a combination of how do we manage the trilateral figure out how we address the inventories and how do we protect supply. But as you said, the product line that's going to be exposed to this would be electronics and not much else. But as you said, there could be indirect effects, obviously right, based on what happens to the production in general for the OEMs which we have to wait and see.

Operator^ Our next question comes from the line of Brian Morrison with TD Cowen.

Brian Morrison^ A few details. So more a high-level question here. I'm curious of a planned rollback in steel and aluminum tariffs especially to be implemented by the President this morning. Would that be a positive impact on Magna? Or is this largely a flow through and affordability would be the likely benefit?

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Seetarama Kotagiri^ Yes. I haven't seen the article today Brian, in the morning. Good morning. But typically, most of our steel is on customer resell right? And even aluminum and other commodities, we try to either package our terms and conditions in such a way that we have an equalization quarterly or yearly or something like that. So we try to mitigate that risk to the extent possible. I haven't read the article today but that's something we have to work with our customers still better. Typically, commodity, especially steel and aluminum are pretty much on some customer program which mitigates our risk.

Brian Morrison^ Then second question. Pure announced the turbine contracted power data centers yesterday. I wonder if there were any consideration or anything non-auto you may add to your repertoire.

Seetarama Kotagiri^ I think our focus has been looking at the skills and capabilities that we have. If there is a use in terms of our engineering, our capacity that can be used without distracting from our core strategy than it is something we would look at, right? But I have to say our focus has been efficient use of capital. If there is something that does not require a specific new investment then obviously that's an advantage that we can bring forward. And given the product portfolio and the expertise that we have in different call it, manufacturing processes and assembly processes. I think there could be opportunities there, but we are really focused on what we need to execute right now.

Operator^ Your next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ Congratulations on the strong results. I had one on complete vehicles to start. You had mentioned the wins with [OEM] Europe on your last call and then in November also announced the GAC business. So I understand the guidance for Complete Vehicles for '26 that you gave. But as you look at the momentum that you have with some of those new customers. What does it suggest about when Complete Vehicles can get back to growth?

Seetarama Kotagiri^ I think a couple of points, right? One, yes, you got the GAC and the Xiao-Peng. It's launching and it has launched and we continue to expand that. One thing to take note though the way these contracts are done is just a value-add that goes through the revenue, Louis, as the right way to say. So when you look at the growth in the past, whether it was the IPACE or EPACE or a few other programs, the way you would look at the revenue line was bigger, right? Although the value-add and the EBIT kind of remains unchanged.

So you have to consider that when you compare growth. We still see a kind of a slow year this year, as Phil talked about, because of the end of production of the few programs that we mentioned. But as these things come on, there is a few other discussions that continue. So we see a good pipeline going forward and continuing growth there. And I would say engineering has been a little bit weaker. But we don't have visibility like we have with production programs. So the teams are working through that, and we have optimized that to look at the trends in engineering. So we feel pretty good about it.

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Mark Delaney^ Understood. My other question was, trying to better understand Magna's exposure at this point to autonomy. You've made some investments bolstering your sensor portfolio. You also have some outfitting here doing on AVs with one of the leading AV offerings as you think about some of those opportunities, you've seen the progress you're making in the P&V segment. Maybe just help us understand how much might be coming from things like sensors and of any AVs and how sustainable you see that over the medium to longer term? And to what extent that's the most bookings you mentioned today?

Seetarama Kotagiri^ Yes. We continue to see the pipeline, as I said before our focus has been on assisted drive, right? We continue to stay very disciplined on that part of it. But the use of any of the products or the software features or technology that applies to AV. Obviously we are looking into that. So we see good growth in that segment from an ADAS perspective too.

Operator^ Our next question comes from the line of Ty Collin with CIBC.

Ty Collin^ Maybe to start can you -- can you maybe just provide a little color around your plans going forward for incremental Megatrend investments, EV investments this year and beyond? And has there been any change in thinking around that in light of some of the announcements recently by some of your larger customers around their EV strategies.

Seetarama Kotagiri^ I would say no, no change in strategy, right? We have been talking about optimizing engineering investments as well as capital. There's significant investments in BES in terms of capital sites for EVs for our product line is behind us. If the penetration increases and they come forward, I would say is a tailwind. If you look at the engineering side, our -- we've always talked two aspects of it. One is platform development. That is significantly or substantially behind us. Now we are talking about application. So if you remember, we talked about $1.2 billion in the, call it, the P&V megatrend areas. Right now it's about 850 to 900, that spend would remain at that level. We are not restricting it. We are just optimizing it based on what's out there. If there are program wins, then the application spend would go along with it, but that would be recoverable in the program. So no shift in strategy.

Ty Collin^ Okay. Great. Then how are you feeling about your positioning at this point with respect to Chinese vehicle exports? Like are you viewing that as more of an opportunity or something that could be a longer-term opportunity, but maybe create some near-term frictions with some of your European and North American business.

Seetarama Kotagiri^ We are producing in China for China and international OEMs, right? Of the total revenue that we have from China about 60%, 65% comes from Chinese OEMs. The reason I make that point is we are in their ecosystem as they come to different parts of the world, we hope to grow with them. We have done that in the past as Europeans came to North America some 15, 20 years ago. So with our presence in China, if it continues to increase, that is helpful. if the Chinese OEMs start producing locally, wherever that is in the world, we are present there. I would say that should be an opportunity for us.

Operator^ (Operator Instructions) Our next question comes from the line of Jonathan Goldman from Scotiabank.

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Jonathan Goldman^ Most of them have been asked already, but maybe just one, I'm sorry if I missed it. Could you discuss the delta versus the margins for the full year in BES and Seating versus your last guidance in November? And if there are one timers in there that caused you to beat in both those segments, why should we be using the current run rate as the starting point for next year?

Philip Fracassa^ Yes. Thanks for the question, Jonathan. So looking at the fourth quarter, BES, really, the story was a good pull-through on the revenue and then good performance on some commercial recoveries in BES. So good over 10% margins in the quarter. But we do -- as we've said before given the year was a little lumpy with recoveries and the like that the full year margin is a good jumping off point.

So we are expecting another year of margin improvement in BES in 2026, again driven by operational excellence and good pull-through on the revenue. In Seating, you did see a really nice step-up in margins in the quarter, and I'm glad you asked the question. So we did have a large warranty reversal in the fourth quarter, and it was actually the reversal of an accrual we set up in the first quarter as we worked through that issue that we accrued in the first quarter, it ended up being significantly less than we anticipated.

So we did reverse that out. So we had, call it, unusually high margin in the fourth quarter. But even when you take that out, margins would have still been up nicely year-over-year, reflecting operational excellence and really efforts by the team to keep costs in line and then obviously good leverage on the sales increase, too.

Then looking ahead, again because of the volume reductions we're going to see in Seating with the Ford Escape that Louis talked about and some other things we are anticipating lower sales in that segment in '26. But we'll -- but working hard to kind of pull the margins, as you can see in the range. We're looking for resilience on the margin line just through operational excellence, cost containment and the like.

Jonathan Goldman^ Okay. That makes sense. I mean if we're thinking about the bridge for next year, you talked about op excellence, maybe just some pull-through on the FX. Commercial seems flat. On the decrementals, are we supposed to be thinking about them being higher than the normal kind of historical range, I guess for BES in the low 20s, BEV kind of 20-ish range and 15 for the Seating business?

Philip Fracassa^ Think I'd say pretty close to normal would be the right way to think about it. The big thing, as I said, is operational excellence will be -- there'll be puts and takes as we show on the slide, but operational excellence is the big plus we're going to benefit from. But again, from a margin standpoint, that doesn't really help us spend any purchase a little bit just because it pulls through at a slightly lower level than the company average. Then obviously on the volumes, pretty close to normally cleans, you well.

Operator^ And at this time we have no further questions. I will now turn the call back over to Swamy Kotagiri for closing remarks.

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Seetarama Kotagiri^ Thanks everyone, for listening in today. I would say our confidence is rooted in what's within our control. We have demonstrated consistent execution across varying macro environments. I would say operational excellence continues to be a meaningful value driver. The management team here is really focused on delivering another solid year including margin expansion, strong free cash flow and significant returns of capital to shareholders. We remain really highly confident in Magna's future and in executing our plan.

Thanks for listening again. Have a great day. And have a great weekend.

Operator^ This concludes today's conference call. You may now disconnect your lines. We thank you for your participation.

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